4161002

FILED
Secretary of State
State of California

JUN 04 2018

ARTICLES OF INCORPORATION
OF
BUMBEE DESIGNS INCORPORATED

ARTICLE I
The name of the corporation is **BumBee Designs Incorporated**.

ARTICLE II
The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

ARTICLE III
The liability of the directors of the corporation for monetary damages shall be eliminated to the fullest extent permissible under California law. Unless applicable law otherwise provides, any amendment, repeal or modification of this Article III shall not adversely affect any right of any director under this Article III that existed at or prior to the time of such amendment, modification or repeal.

ARTICLE IV
The corporation is authorized to provide indemnification of agents (as defined in Section 317 of the California Corporations Code) through bylaw provisions, agreements with agents, vote of shareholders or disinterested directors or otherwise, in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code, subject only to the applicable limits on such excess indemnification set forth in Section 204 of the California Corporations Code. Unless applicable law otherwise provides, any amendment, modification or repeal of any provision of this Article IV shall not adversely affect any contract or other right to indemnification of any agent of the corporation that existed at or prior to the time of such amendment, modification or repeal.

ARTICLE V
The name and address in the State of California of the corporation's initial agent for service of process is James D. Canova, whose address is 1250 Borregas Avenue #131, Sunnyvale, California 94089.

ARTICLE VI
The corporation's initial street and mailing address is 1250 Borregas Avenue #131, Sunnyvale, California 94089.

ARTICLE VII
The corporation is authorized to issue only one class of shares of stock, which shall be designated "Common Stock" and which shall have no par value. The total number of shares of Common Stock the corporation is authorized to issue is Three Million (3,000,000).

5/28/18
_____
Date

_____ James D. Canova
James D. Canova, Incorporator

I hereby certify that the foregoing
transcript of _____1_____ page(s)
is a full, true and correct copy of the
original record in the custody of the
California Secretary of State's office.

JUN 1 4 2018

Date: _____



ALEX PADILLA, Secretary of State